1001 West Fourth St. Winston-Salem NC 27101-2400 t 336 607 7300 f 336 607 7500

March 14, 2014	Jeffrey T. Skinner direct dial 336 607 7512 direct fax 336 734 2608 jskinner@kilpatricktownsend.com

VIA EDGAR

Securities and Exchange Commission
Filing Desk
100 F Street, N.E.
Washington, DC 20549

RE:	BPV Family of Funds (the “Trust”) (File Nos. 333-175770 and 811-22588)

Ladies and Gentlemen:

At the request of Ms. Kathy Churko of the Division of Investment Management, this letter is being submitted to the Securities and Exchange Commission (the “Commission”) as correspondence.  This letter is in response to oral comments received from Ms. Churko on February 24, 2014 in connection with the review of the Trust’s Annual Report, filed electronically on Form N-CSR on June 7, 2013 (the “Annual Report”).  Set forth below is a summary of Ms. Churko’s oral comments and the Trust’s responses thereto.

1.
Comment:   The Management’s Discussion of Fund Performance (“MDFP”) in the Annual Report addresses how market conditions affected the performance of the Trust’s funds (the “Funds”). Item 27 of Form N-1A requires the MDFP to discuss “factors that materially affected the Fund’s performance during the most recently completed fiscal year, including the relevant market conditions and the investment strategies and techniques used by the Fund’s investment adviser”. In future versions of the Annual Report, please ensure that the MDFP discusses performance in the context of investment strategies and techniques used by the adviser.

Response:   Future Annual Report filings will include a discussion of Fund performance in the context of investment strategies and techniques used by the adviser.

2.
Comment:   Under the accounting policies described at Note 2 (on page 22), the Annual Report indicates that “Gains and losses on securities sold are determined on a high cost basis.” Explain the meaning of “high cost basis”.

Response:   High cost basis refers to which tax lot is selected when a fund sells a security; the tax lot with the highest cost basis is liquidated first.

3.
Comment:   Explain the Rationale for paying ALPS Fund Services, Inc. (“ALPS”) for Principal Financial Officer (“PFO”) Services.  In addition, please indicate where the PFO Services Agreement between the Trust and ALPS can be found on EDGAR.

Response:   ALPS has provided fund accounting services since the Trust’s inception in 2011. Because of ALPS’ familiarity with the Trust’s accounting and general operations, and its experience in the mutual fund industry generally, the Registrant determined to utilize the PFO services offered by ALPS. Accordingly, Kim Storms, Director of Fund Administration and a Senior Vice President of ALPS, has served as the Trust’s PFO since inception.

The PFO Services agreement will be filed as an exhibit to the next Registration statement amendment filed by the Trust, which is expected to be filed no later than March 28, 2014.

In submitting this correspondence, the Trust acknowledges that: (i) the Trust is responsible for the adequacy and accuracy of the disclosure in the Annual Report; (ii) staff comments or changes to disclosure in response to staff comments in the Annual Report reviewed by the staff do not foreclose the Commission from taking any action with respect to the Annual Report; and (iii) the Trust may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions or comments, please contact the undersigned at 336-607-7512.  Thank you for your consideration.

Sincerely,

/s/  Jeffrey T. Skinner

Jeffrey T. Skinner

cc:	Ms. Kathy Churko
Division of Investment Management
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, DC 20549

Ms. Kim Storms
ALPS Fund Services, Inc.
1290 Broadway, Suite 1100
Denver, CO 80203

Ms. Leslie Beale
BPV Capital Management, LLC
9202 S. Northshore Drive
Knoxville, TN 37922